Ur-Energy Announces Webcast for July 26, 2007

Denver, Colorado (Marketwire, July 24, 2007) Ur-Energy Inc (TSX:URE) (“the Company”) will present a webcast at 11:00 AM Eastern Time on Thursday, July 26, 2007 to review the first and second quarter activities and progress of the Company. Ur-Energy President and Chief Executive Officer Bill Boberg stated, “We are pleased to return to doing the quarterly update webcasts after the first quarter having been held off due to a financing at the time. These updates are an important means in communicating with the investment community.” Boberg added, “We are very encouraged with the work that has been completed and are looking forward to sharing it with our shareholders.”

Register to participate in the webcast event by going to the following link: http://events.onlinebroadcasting.com/urenergy/072507/index.php Then, join the webcast:

Date:             Thursday, July 26, 2007
Time:             11:00 AM Eastern Time
Dial-in Numbers:           Toll-free: 1-866-214-7077
                                         Toronto/International: 416-915-9608

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Ur-Energy is a junior mining company completing mine planning, baseline studies and permitting activities to bring its Lost Creek Wyoming uranium deposit into production by 2009. The company is also engaged in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of the corporation trade on the Toronto Stock Exchange under the symbol URE. Ur-Energy has a registered corporate office in Ottawa, Canada and bases its headquarters in Littleton, Colorado. The company’s website is at www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Dani Wright, Manager, Investor/Public Relations	Bill Boberg, CEO and President
1-720-981-4588, ext. 242	1-720-981-4588, ext. 223
1-866-981-4588	1-866-981-4588
dani.wright@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain forward-looking statements regarding capital and processing cost estimates, production rates, amounts, timetables and methods, mining methods, metallurgical recovery rates, government permitting timetables and strategic plans and are based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and other costs varying significantly from estimates, production rates, methods and amounts varying from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in development and other factors. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are made as of the date hereof and we assume no responsibility to update them or revise them to reflect new events or circumstances.